Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Flow Asia International Ltd	Mauritius

Flow Latino Americana Industria e Comercio Ltda	Brazil

Flow Holdings SAGL	Switzerland

Flow Holding Limited	United Kingdom

Flow Europe GmbH	Germany

Flow Italia, SRL	Italy

Flow Eastern Europe, S.R.O.	Czech Republic

Flow Iberica Corte Con Aqua Alta Presion, S.L.	Spain

Flow U.K. Ltd.	United Kingdom

Flow France Sarl.	France

Flow Japan Corporation	Japan

Flow Asia Corporation	Taiwan

Flow Taiwan International Corporation	Taiwan

Caitra Technologies Incorporated	Washington

Flow Ultra High Pressure Waterjet Technology (Shanghai) Co., Ltd	Shanghai

Flow Waterjet Hong Kong Limited	Hong Kong

Flow Automation System ULC	Canada

Flow Bangalore Waterjet Private Limited	India